March 13, 2007

Moshe Bar-Niv, Chairman
Advanced Technology Acquisition Corp.
14 A Achimeir Street
Ramat Gan 52587 Israel

      Re: Advanced Technology Acquisition Corp.
              Amendment No. 3 to Registration Statement on
              Form S-1
              File No. 333-137863
              Filed February 16, 2007

Dear Mr. Bar-Niv:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the revised disclosure throughout the document that you have increased the conversion threshold from 20% to 40%. Please revise to include a separate risk factor to highlight the fact that the noted change makes your blank check company different from those currently in the market. In the proposed business section, please revise to discuss the reasons behind this change so that investors can understand the company's position when making an investment.

2. In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to

discuss the logistics of any acquisition in light of the revision to your conversion threshold.

3. In the appropriate section, please revise to discuss the process, if applicable, for tendering shares when shareholders vote against a proposed business combination and elect to convert their shares.

4. Please revise to clarify how M.O.T.A., FSGL, and OLEV will be able to pay for your dissolution and liquidation since they do not have any assets besides your shares.

Risk Factors, page 12

5. We note your response to comment one of our letter dated February 9, 2007 that the initial shareholders have agreed to advance the funds necessary. Considering the disclosure that the initial shareholders were formed solely for the purpose of holding your shares, it is not clear how they would have proceeds to repay any loans. As such, it is till not clear how you could structure a loan that would prevent a creditor from bringing a claim against the trust. We reissue the prior comment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

Moshe Bar-Niv, Chairman
Advanced Technology Acquisition Corp.
March 13, 2007
Page 3

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Brian B. Margolis
       Fax: (212) 969-2900